Exhibit 1

MTS Names Roy Hess as CEO

Ra’anana, Israel – October 2, 2017 – MTS – Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today announced that it has appointed Mr. Roy Hess as the Company’s CEO.

Mr. Hess is a seasoned executive with over 20 years of experience building successful global businesses in the telecom and communication solutions and services sector. Over the course of his career, Mr. Hess served as President of MTS Inc. and Mer Inc., VP Business Development of C. Mer Industries Ltd. and the CEO of Gilat Satcom Systems Ltd., a publicly traded company. Most recently, Mr. Hess was the General Manager of Bioness Neuromodulation Ltd., a provider of medical devices. Mr. Hess holds a B.Sc. degree in Physics and Computer Science from Ben Gurion University and M.B.A. degree from Tel Aviv University.

“We are delighted to welcome Roy, a proven executive with decades of successful company-building, to the MTS team,” said Mr. Haim Mer, MTS’s Chairman of the Board. “Roy has significant experience in the telecom and communication industries and has demonstrated a unique ability to manage and grow operations across diverse business units and multiple continents in the organizations that he led. We are confident that Roy's experience and managerial skills will be a valuable asset to MTS's management team and will facilitate our strategy to enhance our business,” concluded Mr. Mer.

“It is an honor for me to be named CEO of MTS and to have the opportunity to work with MTS's management and employees,” said Mr. Hess. “I understand the challenges facing MTS and I am confident that we can address these challenges and deliver on our commitment to create value for our shareholders by expanding MTS's businesses and delivering long-term growth.”

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo, as well as a provider of innovative products and services for telecom expense management (TEM) and enterprise mobility management (EMM). Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

For more information, please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contact:

MTS:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com